October 6, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	Q BioMed Inc.
Registration Statement on Form S-1 (File No. 333-252003)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Q BioMed Inc., a corporation organized under the laws of the State of Nevada (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-252003), together with all exhibits and the amendments thereto (the “Registration Statement”).

The Registration Statement was originally filed with the Commission on January 11, 2021.  The Registrant is considering other alternatives and has determined not to proceed at this time with the offering and sale of the securities proposed to be covered by the Registration Statement. The Commission has not declared the Registration Statement effective, and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant also requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.  If you have any questions regarding this application for withdrawal, please contact William Rosenstadt, Chief Counsel of the Registrant, at (212) 588-0022.

Very truly yours,

By:	/s/ William Rosenstadt
Name:	William Rosenstadt
Title:	Chief Legal Officer